Mail Stop 3561

								March 1, 2006

Gilbert F. Amelio, CEO
Acquicor Technology Inc.
4910 Birch St., #102
Newport Beach, CA 92660

      Re:	Acquicor Technology Inc.
		Amendment No. 6 to Registration Statement on
      Form S-1
      Filed February 21, 2006
      File No. 333-128058

Dear Mr. Amelio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure throughout the prospectus that the existing stockholders have agreed to purchase an aggregate of 333,334 units from the company in a private placement that will occur immediately prior to this offering. Please advise us whether the members of Acquicor Management LLC, at the time Acquicor Management purchased the company`s common stock on August 26, 2005, will be the same members of Acquicor Management at the time of the private placement.

Exhibit 10.7 - Private Placement Unit Purchase Agreement

2. We note the reference to "or through it nominees." In light of integration issues of the private placement and public offering, please revise this statement or advise us why such revision is not necessary.

Faxed pages of February 24, 2006

3. We note the statement in the risk factor that the "SEC has requested additional information be included in this prospectus."
Please remove this statement.

4. We note in Annex A, in the third paragraph under Compelling SPAC structure, the discussion of Delaware law. In this section, please address whether the company will take any actions to waive or amend the related provisions in the certificate of incorporation.

5. In Annex A, under Management`s Experience Creating Shareholder Value, we note the statement that "[t]hough it occurred after Dr. Amelio`s tenure, the Rockwell Communication Systems Division was spun off in 1999 as Conexant Systems, Inc. in a $2.9 billion transaction."
It appears that Dr. Amelio left Rockwell Communication in 1991. In light of this time-frame, please explain the relevance of Dr. Amelio`s tenure to the value of the transaction in 1999 and clearly indicate the date of his departure from Rockwell Communication.

6. In Annex A, under Management`s Experience Creating Shareholder
Value, in regards to Dr. Amelio`s affiliation with National
Semiconductor Corporation, please coincide the dates of his employment with the stock price.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Mike Karney who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	Kenneth L. Guernsey, Esq.
	Fax: (415) 693-2222
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Gilbert F. Amelio
Acquicor Technology Inc.
March 1, 2006
Page 1